UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40858

XORTX Therapeutics Inc.

3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated August 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.

Date: August 28, 2026	By:	/s/ Allen Davidoff
	Name:	Allen Davidoff
	Title:	Co-Chief Executive Officer